EXHIBIT 5.1

Hamilton and Associates P.A.
101 Plaza Real South, Suite 201 S
Boca Raton, Florida 33432
Telephone: (561) 416-8956
Facsimile: (561) 416-2855
www.SecuritiesLawyer101.com

December 1, 2011

Puissant Industries, Inc

Ladies and Gentlemen:

You have requested our opinion with respect to certain matters in connection with the filing by Puissant Industries Inc.  (the “Company”) of a Registration Statement on Form S-8 (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) covering the offering of up to an aggregate of two hundred thousand (200,000) shares of the Company’s common stock, $0.001 par value, (the “Common Stock”) issuable or reserved for issuance pursuant to the Company’s 2011-2012 Employee and Consultant Stock Compensation Plan adopted on December 1, 2011 (the “Plan”).

In connection with this opinion, we have examined the Registration Statement and the Company’s Certificate of Incorporation and Bylaws, each as amended, and such other documents, records, certificates, memoranda and other instruments as we deem necessary as a basis for this opinion. We have assumed the genuineness and authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies thereof, and the due execution and delivery of all documents where due execution and delivery are a prerequisite to the effectiveness thereof.

On the basis of the foregoing, and in reliance thereon, we are of the opinion that the Shares, when sold and issued in accordance with the Plan, the Registration Statement and the related prospectus, will be validly issued, fully paid and nonassessable.

We consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ HAMILTON & ASSOCIATES